Number: BC0704014

BRITISH COLUMBIA

CERTIFICATE
OF
CHANGE OF NAME

BUSINESS CORPORATIONS ACT

I Hereby Certify that MEXIVADA MINING CORP. changed its name to CARBON STREAMING CORPORATION on June 15, 2020 at 10:52 AM Pacific Time.

Issued under my hand at Victoria, British Columbia
On June 15, 2020

CAROL PREST
Registrar of Companies
Province of British Columbia
Canada

ELECTRONIC CERTIFICATE

Number: BC0704014

BRITISH
COLUMBIA

CERTIFICATE
OF
RESTORATION

BUSINESS CORPORATIONS ACT

I Hereby Certify *that* **MEXIVADA MINING CORP.**, which was recognized on September 13, 2004 at 02:10 PM Pacific Time under certificate number BC0704014, and was dissolved on February 26, 2018 at 11:20 PM Pacific Time, has on July 24, 2019 at 02:41 PM Pacific Time been restored under the *Business Corporations Act*.

Issued under my hand at Victoria, British Columbia
On July 24, 2019

CAROL PREST
Registrar of Companies
Province of British Columbia
Canada

DUPLICATE

BRITISH COLUMBIA

Number: BC0704014

CERTIFICATE
OF
INCORPORATION

BUSINESS CORPORATIONS ACT

I Hereby Certify that MEXIVADA MINING CORP. was incorporated under the Business Corporations Act on September 13, 2004 at 02:10 PM Pacific Time.

Issued under my hand at Victoria, British Columbia
On September 13, 2004

JOHN S. POWELL
Registrar of Companies
Province of British Columbia
Canada